UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42826

Zenta Group Company Limited

(Registrant’s Name)

Avenida do Infante D. Henrique,

No. 47-53A, Macau Square,

13th Floor, Unit M,

Macau 999078

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of Acquisition of ZentoAI Intelligent Technology Company Limited

As previously disclosed in the Report on Form 6-K filed by Zenta Group Company Limited (the “Company”) with the U.S. Securities and Exchange Commission on September 9, 2026 (the “Prior 6-K”), the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with ZentoAI Intelligent Technology Company Limited (“ZentoAI”) and ZentoAI’s shareholders (the “Selling Shareholders”), pursuant to which the Company agreed to acquire from the Selling Shareholders 100% of the equity interests in ZentoAI (the “Acquisition”).

On September 11, 2026, the Company completed the Acquisition pursuant to the Share Purchase Agreement. As consideration for the Acquisition, the Company (i) paid HKD10,000,000 in cash, and (ii) issued 12,278,340 Class A ordinary shares of the Company to the Selling Shareholders.

Following the closing of the Acquisition, the Company has a total of 24,087,179 ordinary shares issued and outstanding, including 17,719,499 Class A ordinary shares and 6,367,680 Class B ordinary shares.

A copy of the Share Purchase Agreement was previously filed as Exhibit 10.1 to the Prior 6-K and is incorporated herein by reference. The foregoing summary of the Share Purchase Agreement does not purport to be a complete statement of the rights and obligations of the parties thereto and the transactions contemplated thereby, and is qualified in its entirety by reference to the full text of such exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zenta Group Company Limited

By:	/s/ Ng Wai Ian
Name:	Ng Wai Ian
Title:	Chief Executive Officer

Date: September 16, 2026